May 23, 2007

07023892

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re : Kawasaki Heavy Industries, Ltd.
Rule 12g3-2(b) Exemption Application
(the Commission file number : 82-4389)

Dear Sirs:

We enclose some documents which were published by Kawasaki Heavy Industries, Ltd., a corporation incorporated under the laws of Japan, to be filed with the Stock Exchanges or to be distributed to our shareholders, between January 1, 2007 and March 31, 2007, and which are required to be furnished to the Commission pursuant to Rule 12g3-2(b). Such documents are listed in Annex A hereto.

If you have any questions or requests, please do not hesitate to contact Mr. Yohei Murakami, Finance & Accounting Department, Kawasaki Heavy Industries, Ltd., 4-1, Hamamatsu-cho 2-chome, Minato-ku, Tokyo 105-6116, Japan, telephone +81-3-3435-2122, facsimile +81-3-5402-7391, e-mail address: murakami_yohei@khi.co.jp

Very truly yours,

KAWASAKI HEAVY INDUSTRIES, LTD.

By________________________

Name: Yasuhiro Kishi
Title : Manager,
Finance & Accounting Department

ANNEX A

List of Documents published between January 1, 2007 and March 31, 2007

A Japanese Language Documents

1. Flash financial results of the third quarter (on consolidated basis) dated January 31, 2007 (Press release)
   (Exhibit 1, Summary English translation attached)

2. Announcement of Director to change dated February 22, 2007 (Press release)
   (Exhibit 2, Summary English translation attached)

EXHIBIT 1
(Japanese

Kawasaki ::川崎重工グループ

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ニュースリリース

2007年2月22日

代表取締役の異動および取締役の異動について

川崎重工は、2007年2月22日開催の取締役会において、下記のとおり代表取締役の異動および取締役の異動を内定いたしましたのでお知らせします。

1. 代表取締役の異動(4月1日付)

- 代表取締役副社長　松崎　昭（まつざき あきら）　[現　代表取締役常務]
- 取締役　吉野　隆（よしの たかし）　[現　代表取締役常務]

2. 新任代表取締役候補者(6月下旬実施予定)

※[ ]内は2007年4月1日現在の役位または役職名

- 代表取締役常務　三原　修二（みはら しゅうじ）　[執行役員 人事労政部長、関西地区対外活動担当]

- 代表取締役常務　長谷川(はせがわ) 聡(さとし)　[執行役員 ガスタービン・機械カンパニープレジデント]

※正式決定は、本年6月下旬開催予定の定時株主総会後の取締役会において行う予定

3．退任予定取締役（6月下旬実施予定）

- 取締役　吉野(よしの) 隆(たかし)　顧問就任予定

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川崎重工業株式会社

EXHIBIT 1
(English).

Directors and Executive Officers to Change

Tokyo, February 22, 2007 – Based on decisions made at the Board Meeting held today, Kawasaki Heavy Industries, Ltd. announced that effective April 1, 2007, the following representative directors will be appointed to the following positions. On that date, Executive Officer Masatoshi Ohyama will succeed Matsuzaki as General Manager of the Corporate Technology Division and Executive Officer Satoshi Hasegawa will succeed Yoshino as President of the Gas Turbine & Machinery Company.

Akira Matsuzaki
Senior Executive Vice President *
(currently Senior Vice President *)

Takashi Yoshino, Director
(currently Senior Vice President *)

* Representative director

The Board of Directors of the Company also decided today that Shuji Mihara and Satoshi Hasegawa,

currently executive officers, will be nominated as Dirctors at the Kawasaki shareholders' General Meeting in late June 2007. Subject to approval at the meeting, Mihara and Hasegawa will then be appointed Senior Vice Presidents. In late June, Yoshino will resign that position to become an Advisor.

In addition, the Company announced today the following management changes that will become effective April 1, 2007.

New executive officers to be appointed

Sumihiro Ueda
Deputy General Manager
Corporate Technology Division

Wataru Kanamori
Vice President
Gas Turbine & Machinery Company

Retiring executive officers

Takashi Yoshino
Kouyu Itoga

Return to News Release   Return to Home Page

Kawasaki Report

川崎重工業株式会社　www.khi.co.jp　広報室（東京）Tel.（03）3435-2130
（神戸）Tel.（078）371-9531

NO.2006103　　2007年1月31日

平成１９年３月期第３四半期　財務・業績の概況（連結）

川崎重工は、平成19年３月期第３四半期（平成18年４月１日～平成18年12月31日）財務・業績の概況について、つぎのとおりお知らせいたします。

連結

（単位　億円）

	当四半期 （平成19年３月期第３四半期）	前年同四半期 （平成18年３月期第３四半期）	前連結会計年度 （平成18年３月期）
受注高	11,119	8,348	13,516
売上高	10,011	8,895	13,224
営業利益	446	220	417
経常利益	361	166	308
税金等調整前四半期(当期)純利益	357	132	233
四半期(当期)純利益	230	84	164
１株当たり四半期(当期)純利益	14.79円	5.82円	11.20円
総資産	13,648	12,591	12,840
純資産	2,622	2,228	2,375

EXHIBIT 2
(English)

January 31, 2007

(Consolidated)

KAWASAKI HEAVY INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES

FLASH CONSOLIDATED FINANCIAL RESULTS OF THE THIRD QUARTER (Unaudited)

For nine months ended December 31, 2006 and 2005 and one year ended March 31, 2006

Operating results

	Millions of yen			*Thousands of U.S. dollars*
	Nine months ended Dec. 31, 2006	Nine months ended Dec. 31, 2005	**% Change**	*Nine months ended Dec. 31, 2006*
Net sales	¥ **1,001,128**	¥ 889,550	**+13%**	*$ 8,404,365*
Operating income	**44,650**	22,030	**+103%**	*374,831*
Net income	**23,074**	8,427	**+174%**	*193,703*
Earnings per share (Yen)	**14.8**	5.8		

Financial condition

	Millions of yen / Thousands of U.S. dollars		
	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets
As of December 31, 2006	¥ **1,364,833**	¥ **262,206**	**19%**
As of March 31, 2006	1,284,085	237,588	19%
As of December 31, 2006	*$ 11,457,630*	*$ 2,201,192*	–

	Yen / U.S. dollars	Thousand shares
	Shareholders' equity less minority interests per share	Number of shares issued and outstanding
As of December 31, 2006	¥ 164.2	**1,563,462**
As of March 31, 2006	152.5	1,557,507
As of December 31, 2006	*$ 1.38*	–

Fiscal year forecast

	Millions of yen	
	Net sales	Net income
One year ending March 31, 2007	¥ 1,430,000	¥ 26,000

Notes : 1. This "FLASH CONSOLIDATED FINANCIAL RESULTS" and following financial statements have been prepared in conformity with generally accepted accounting principles and practices in Japan.

2. All US$ amounts in these statements represent the arithmetical results of translating Japanese yen to U.S. dollars on the basis of ¥119.12=$1, the rate prevailing as of December 31, 2006, solely for the convenience of the readers.

3. Effective April 1, 2006, Kawasaki Heavy Industries, Ltd. and its consolidated subsidiaries adopted a new accounting standard for "Presentation of Net Assets in the Balance sheet" issued by the Accounting Standards Board of Japan. As a result of adopting the standard, "Minority interests" and "Gains/losses on hedging items" are presented in Shareholders' equity.

Condensed Consolidated Balance Sheets

As of December 31 and March 31, 2006

	Millions of yen		Thousands of U.S. dollars
	As of Dec. 31, 2006	As of Mar. 31, 2006	As of Dec. 31, 2006
Assets :			
Current assets :			
Cash on hand and in banks	¥ 27,999	¥ 37,650	$ 235,048
Receivables, less allowance	440,225	438,204	3,695,643
Inventories	442,788	383,017	3,717,159
Other current assets	68,203	57,028	572,557
Total current assets	979,215	915,899	8,220,407
Investments and long-term loans less allowance :	94,928	76,757	796,910
Net property, plant and equipment :	247,949	246,219	2,081,507
Intangible and other assets :	42,741	45,210	358,806
Total assets	¥ 1,364,833	¥ 1,284,085	$ 11,457,630
Liabilities and shareholders' equity :			
Current liabilities :			
Short-term borrowings and current portion of long-term debt	¥ 196,738	¥ 162,746	$ 1,651,595
Trade payables	392,169	409,942	3,292,217
Advances from customers	121,477	98,590	1,019,786
Other current liabilities	108,672	131,381	912,291
Total current liabilities	819,056	802,659	6,875,889
Long-term liabilities :			
Long-term debt, less current portion	195,143	157,057	1,638,205
Others	88,428	81,273	742,344
Total long-term liabilities	283,571	238,330	2,380,549
Minority interests	-	5,508	-
Shareholders' equity :			
Common stock	92,629	92,085	777,610
Capital surplus	42,630	42,094	357,874
Retained earnings	119,117	100,776	999,974
Treasury stock	(53)	(38)	(444)
Net unrealized gains on securities	16,432	14,097	137,944
Gains/losses on hedging items	(3,999)	-	(33,570)
Foreign currency translation adjustments	(10,051)	(11,426)	(84,376)
Minority interests	5,501	-	46,180
Total shareholders' equity	262,206	237,588	2,201,192
Total liabilities and shareholders' equity	¥ 1,364,833	¥ 1,284,085	$ 11,457,630

Condensed Consolidated Statements of Operations

For nine months ended Dec 31, 2006 and 2005

	Millions of yen			Thousands of U.S. dollars
	Nine months ended Dec. 31, 2006	Nine months ended Dec. 31, 2005	% Change	Nine months ended Dec. 31, 2006
Net sales	¥ 1,001,128	¥ 889,550	+13%	$ 8,404,365
Cost of sales	858,905	772,183		7,210,419
Gross profit	142,223	117,367		1,193,946
Selling, general and administrative expenses	97,573	95,337		819,115
Operating income	44,650	22,030	+103%	374,831
Other income (expenses) :				
Interest and dividend income	2,974	2,976		24,966
Equity in income (loss) of unconsolidated subsidiaries and affiliates	1,617	(146)		13,574
Interest expense	(4,776)	(4,277)		(40,094)
Other, net	(8,725)	(7,348)		(73,245)
Income before income taxes and minority interests	35,740	13,235	+170%	300,032
Income taxes	(12,193)	(4,295)		(102,358)
Minority interests in net income of consolidated subsidiaries	(473)	(513)		(3,971)
Net income	¥ 23,074	¥ 8,427	+174%	$ 193,703

Net sales, orders and operating income (loss) by industry segment

For nine months ended December 31, 2006 and 2005

	Millions of yen					Thousands of U.S. dollars
	Nine months ended Dec. 31, 2006		Nine months ended Dec. 31, 2005		**% Change**	*Nine months ended Dec. 31, 2006*
Net sales :						
Shipbuilding	**¥ 79,964**	***(8%)***	¥ 82,285	*(10%)*	**-3%**	*$ 671,289*
Rolling Stock & Construction Machinery	**142,149**	***(14%)***	115,029	*(12%)*	**+24%**	*1,193,327*
Aerospace	**175,371**	***(18%)***	131,065	*(14%)*	**+34%**	*1,472,222*
Gas Turbines & Machinery	**124,558**	***(12%)***	108,991	*(12%)*	**+14%**	*1,045,651*
Plant & Infrastructure Engineering	**72,390**	***(7%)***	96,963	*(10%)*	**-25%**	*607,707*
Consumer products & Machinery	**286,825**	***(29%)***	262,004	*(32%)*	**+9%**	*2,407,866*
Other	**119,871**	***(12%)***	93,213	*(10%)*	**29%**	*1,006,303*
Total	**¥ 1,001,128**	***(100%)***	¥ 889,550	*(100%)*	**+13%**	*$ 8,404,365*

	Millions of yen					Thousands of U.S. dollars
	Nine months ended Dec. 31, 2006		Nine months ended Dec. 31, 2005		**% Change**	*Nine months ended Dec. 31, 2006*
Orders :						
Shipbuilding	**¥ 125,445**	***(11%)***	¥ 56,154	*(10%)*	**+123%**	*$ 1,053,097*
Rolling Stock & Construction Machinery	**187,467**	***(17%)***	119,526	*(4%)*	**+57%**	*1,573,766*
Aerospace	**130,203**	***(12%)***	87,816	*(8%)*	**+48%**	*1,093,041*
Gas Turbines & Machinery	**149,440**	***(13%)***	139,291	*(26%)*	**+7%**	*1,254,533*
Plant & Infrastructure Engineering	**104,564**	***(9%)***	72,466	*(6%)*	**+44%**	*877,803*
Consumer products & Machinery	**286,825**	***(26%)***	262,004	*(35%)*	**+9%**	*2,407,866*
Other	**128,020**	***(12%)***	97,595	*(11%)*	**+31%**	*1,074,716*
Total	**¥ 1,111,964**	***(100%)***	¥ 834,852	*(100%)*	**+33%**	*$ 9,334,822*

	Millions of yen		Thousands of U.S. dollars
	Nine months ended Dec. 31, 2006	Nine months ended Dec. 31, 2005	*Nine months ended Dec. 31, 2006*
Operating income (loss) :			
Shipbuilding	**¥ (2,458)**	¥ (140)	*$ (20,634)*
Rolling Stock & Construction Machinery	**12,612**	3,640	*105,876*
Aerospace	**8,253**	6,583	*69,283*
Gas Turbines & Machinery	**6,402**	3,240	*53,744*
Plant & Infrastructure Engineering	**(3,923)**	(6,755)	*(32,933)*
Consumer products & Machinery	**16,677**	10,710	*140,001*
Other	**7,087**	4,752	*59,495*
Total	**¥ 44,650**	¥ 22,030	*$ 374,832*

END